MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2025

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2025 First Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the three months ended March 31, 2025 which are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting", and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Production and certain metrics as specified in each table throughout the MD&A with respect to the Cerro Los Gatos mine are presented on an attributable basis calculated on the basis of the Company's 70% interest in the Cerro Los Gatos joint venture and reflect results from January 16, 2025 which is the date of the acquisition by the Company of its interest in the Cerro Los Gatos mine.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 7, 2025 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the newly acquired Cerro Los Gatos Silver Mine (through the Company's 70% interest in the Cerro Los Gatos joint venture), the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines currently in care and maintenance in Mexico: the San Martin Silver Mine and the Del Toro Silver Mine, as well as several exploration projects. In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC ("First Mint").

First Majestic is publicly listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2025 First Quarter Report	Page 3

2025 FIRST QUARTER HIGHLIGHTS

Key Performance Metrics	2025-Q1	2024-Q4	Change Q1 vs Q4	2024-Q1	Change Q1 vs Q1
Operational(2)
Ore Processed / Tonnes Milled	944,373	745,124	27%	588,651	60%
Silver Ounces Produced	3,704,503	2,353,865	57%	1,975,176	88%
Gold Ounces Produced	36,469	39,506	(8%)	35,936	1%
Silver Equivalent ("AgEq") Ounces Produced	7,711,709	5,713,289	35%	5,162,283	49%
Cash Costs per Silver Equivalent Ounce(1)	$13.68	$13.82	(1%)	$15.00	(9%)
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$19.24	$20.34	(5%)	$21.53	(11%)
Total Production Cost per Tonne(1)	$97.71	$96.63	1%	$128.23	(24%)
Average Realized Silver Price per Silver Equivalent Ounce(1)	$32.50	$29.84	9%	$23.72	37%

Financial (in $millions)
Revenues	$243.9	$172.3	42%	$106.0	130%
Mine Operating Earnings	$63.8	$48.2	32%	($0.3)	NM
Net Earnings (Loss)	$6.2	($13.5)	146%	($13.6)	146%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$110.0	$62.4	76%	$12.6	NM
Capital Expenditures	$51.0	$36.1	41%	$28.2	81%
Cash and Cash Equivalents	$351.3	$202.2	74%	$102.1	NM
Total Assets	$4,033.7	$1,979.8	104%	$1,955.7	106%
Total Non-Current Financial Liabilities	$1,015.3	$484.4	110%	$495.9	105%
Working Capital(1)	$404.8	$224.5	80%	$159.6	154%
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$98.8	$62.0	59%	$6.6	NM
Adjusted EBITDA(1)	$109.7	$64.8	69%	$12.0	NM
Free Cash Flow(1)	$43.5	$68.4	(36%)	$0.9	NM

Shareholders
Earnings (loss) per Share ("EPS") – Basic & Diluted	$0.01	($0.04)	125%	($0.05)	120%

Adjusted EPS(1)	$0.05	$0.03	67%	($0.06)	178%
NM - Not meaningful

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 44 to 51 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) Operational metrics shown in the table above are reported on an attributable basis to account for the 70% ownership of the Cerro Los Gatos mine

First Majestic Silver Corp. 2025 First Quarter Report	Page 4

First Quarter Production Summary	Cerro Los Gatos (1)	Santa Elena	San Dimas	La Encantada	Consolidated
Ore Processed / Tonnes Milled	193,825	270,203	231,190	249,155	944,373
Silver Ounces Produced	1,444,719	339,784	1,359,378	560,622	3,704,503
Gold Ounces Produced	794	21,408	14,241	26	36,469
Silver Equivalent Ounces Produced	2,252,258	2,259,772	2,636,689	562,990	7,711,709
Cash Costs per Silver Equivalent Ounce (2)	$10.82	$12.92	$13.82	$26.03	$13.68
All-in Sustaining Cost per Silver Equivalent Ounce (2)	$13.07	$15.46	$17.57	$31.68	$19.24
Total Production Cost per Tonne (2)	$84.46	$94.28	$156.10	$57.56	$97.71
(1) Cerro Los Gatos production was from January 16, 2025 to March 31, 2025 or 74 days. All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the 70% ownership of the Cerro Los Gatos mine.
(2) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 44 to 51 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Quarter Operational Highlights

•Record Quarterly Silver Production: The Company produced 3.7 million silver ounces in Q1 2025 representing an 88% increase when compared to 2.0 million silver ounces produced in Q1 2024. Total silver production in the quarter included 1.4 million ounces of attributable silver production from Cerro Los Gatos since the January 16, 2025 acquisition, as well as a notable 17% (0.2 million ounce) increase at San Dimas primarily due to significant operational improvements.
•Strong Silver Equivalent Production: The Company produced 7.7 million AgEq ounces in Q1 2025 representing a 49% increase when compared to 5.2 million AgEq ounces produced in Q1 2024 driven by an 88% increase in attributable consolidated silver production and a 1% increase in gold production. The significant increase resulted from the inclusion of attributable production from Cerro Los Gatos, as well as an 11% increase in production at San Dimas.
•Inventory: The Company held 620,043 silver ounces in finished goods inventory as at March 31, 2025, inclusive of coins and bullion. The fair value of this inventory at March 31, 2025 was $21.1 million, which was not included in revenue during the first quarter.
•Continued Active Exploration Program: The Company completed a total of 61,218 metres (“m”) of drilling across its mines in Mexico during the first quarter. During the quarter, up to 28 drill rigs were active consisting of seven rigs at Cerro Los Gatos, seven rigs at Santa Elena, 13 rigs at San Dimas, and one rig at La Encantada. Refer to press releases dated January 23 and February 4, 2025 for exploration results, along with the latest reserve and resource statements published on March 31, 2025 highlighting the highest ever resource base within the year-end 2024 reserve and resource statements.
•Conversion to Liquefied Natural Gas (“LNG”) at San Dimas: The replacement of the diesel generators used for on-site back-up power at San Dimas with LNG units is near completion, with four 1 megawatt (“MW”) LNG generators on site that will commence operating in Q2 2025. We expect this shift to LNG to generate substantial cost-savings and will result in a reduction in carbon emissions of up to 25%, when back-up power is required.
•Record Safety Performance Continues: The consolidated Q1 2025 Total Reportable Incident Frequency Rate (“TRIFR”) was 0.17, well below the Company’s 2025 target KPI of 0.70 and a 65% improvement compared to Q1 2024. The Lost Time Incident Frequency Rate (“LTIFR”) was 0.06 compared to 0.08 from the from the same period last year. The Cerro Los Gatos operation finished Q1 2025 without a reportable incident, a significant milestone in the operation’s history.
•Cash Cost: Company wide, cash cost per AgEq ounce for the quarter was $13.68, representing a 9% improvement compared to $15.00 per ounce in the first quarter of 2024. The decrease in cash costs per AgEq ounce was primarily due to an increase in attributable production of 2.3 million AgEq ounces from Cerro Los Gatos following its acquisition on January 16, 2025 along with an 11% increase in AgEq production at San Dimas as a result of operational efficiencies and mine and plant throughput rates.

Overall, cost reduction initiatives along with the weakening Mexico peso relative to the US dollar, which averaged 20% lower compared to the first quarter of 2024, contributed to further reductions in administrative, milling, and mining costs per AgEq ounce compared to the first quarter of 2024.
•AISC: AISC per AgEq ounce in the first quarter was $19.24, representing an 11% improvement compared to $21.53 per ounce in the first quarter of 2024. This was primarily attributable to lower cash costs, along with a 51% decrease in sustaining development costs per AgEq ounce compared to the first quarter of 2024. This was partially offset by a 24% increase in sustaining property plant and equipment (“PP&E”) investment compared to the first quarter of 2024.

First Majestic Silver Corp. 2025 First Quarter Report	Page 5

First Quarter Financial Highlights
•Record Cash and Working Capital Position: The Company ended the quarter with its highest ever cash and cash equivalents position of $462.6 million, representing a 50% increase compared to $308.3 million in the fourth quarter of 2024. Cash and cash equivalents includes $111.3 million that is held in restricted cash compared to $127.2 million in the fourth quarter of 2024. Further, working capital reached a record high of $404.8 million, representing an 80% increase compared to $224.5 million in the fourth quarter of 2024. Refer to the “Liquidity, Capital Resources and Contractual Obligations” section below for further details.
•Record Quarterly Revenue: In the first quarter, the Company generated a quarterly revenue record of $243.9 million, representing a 130% increase compared to $106.0 million in the first quarter of 2024. This was primarily attributable to a 64% increase in payable AgEq ounces sold, driven by the addition of the Company's Cerro Los Gatos Mine, which contributed $90.5 million in revenue along with improved production at San Dimas, which contributed $60.0 million in revenue. Further, average realized silver price increased to $32.50 per ounce, representing a 37% increase compared to the first quarter of 2024.
•Improved Mine Operating Earnings: The Company achieved mine operating earnings of $63.8 million, representing a significant increase compared to a mine operating loss of $0.3 million in the first quarter of 2024. The increase was driven by the addition of the Cerro Los Gatos mine, which contributed to an increase of $27.6 million in mine operating earnings since its acquisition on January 16, 2025. Additionally, the strong performance at San Dimas and Santa Elena, increased mine operating earnings by $14.7 million and $13.9 million, respectively, compared to the first quarter of 2024.
•Increased Cash Flow from Operations: Operating cash flow before changes in working capital and taxes in the quarter was $110.0 million, representing a significant increase compared to $12.6 million in the first quarter of 2024. This was primarily driven by a $64.1 million increase in mine operating earnings compared to the first quarter of 2024, resulting from the addition of the Company's Cerro Los Gatos mine as well as the strong performance at San Dimas and Santa Elena.
•Increased EBITDA1: EBITDA for the quarter was $98.8 million, representing a significant increase compared to $6.6 million in the first quarter of 2024. The increase in EBITDA was primarily attributable to an increase in mine operating earnings.
•Increased Adjusted EBITDA1: Adjusted EBITDA normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities and acquisition costs for the quarter ended March 31, 2025 was $109.7 million, representing a significant increase compared to $12.0 million in the first quarter of 2024.

•Net Earnings: Net earnings for the quarter were $6.2 million (EPS of $0.01) compared to a net loss of $13.6 million (EPS of ($0.05)) in the first quarter of 2024. The increase in net earnings was primarily attributed to the higher mine operating earnings compared to the first quarter of 2024. This was partially offset by a non-cash depletion expense of $62.4 million (EPS of (0.14)), compared to $25.8 million (EPS of (0.09)) in the first quarter of 2024, a non-cash deferred income tax expense of $7.7 million (EPS of ($0.02)), compared to a non-cash deferred income tax recovery of $10.8 million (EPS $0.04) in the first quarter of 2024, as well as $5.6 million (EPS of (0.01)) in acquisition costs incurred as a result of the acquisition of Gatos Silver Inc.
•Increased Adjusted Net Earnings1: Adjusted net earnings normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities, acquisition costs and deferred income tax for the quarter ended March 31, 2025 was $20.9 million (Adjusted EPS of $0.05), representing a 213% increase compared to the $18.4 million adjusted net loss (Adjusted EPS of ($0.06)) in the first quarter of 2024.
•Capital Expenditures: The Company’s total capital expenditures in the first quarter were $51.0 million, representing an 81% increase compared to $28.2 million in first quarter of 2024 as the Company continues to focus on growth and development. Total capital expenditures consisted of $23.1 million for underground development (2024 - $13.3 million), $15.5 million in exploration (2024 - $9.9 million), $8.2 million in property, plant and equipment (2024 - $5.0 million), and $5.0 million related to the investment in First Mining following the Amended Springpole Stream Agreement ($4.2 million related to capital expenditures).

1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 44 to 51 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2025 First Quarter Report	Page 6

ACQUISITION OF GATOS SILVER INC.

On January 16, 2025, the Company completed its acquisition of Gatos Silver Inc. (“Gatos”) pursuant to a merger agreement that was entered into between the parties on September 4, 2024 (the "Merger Agreement"), and as a result of such acquisition, Gatos became a wholly-owned subsidiary of the Company. The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the exchange ratio of 2.55 ("the Exchange Ratio"). All existing RSUs and DSUs of Gatos were settled for an aggregate of 2,207,762 First Majestic common shares.
Gatos operates the Cerro Los Gatos mine with a 70% interest in the Los Gatos Joint Venture (“LGJV”), which owns the producing Cerro Los Gatos underground silver mine in Chihuahua, Mexico. The Cerro Los Gatos mine consists of approximately 103,000 hectares of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

Management has concluded that Gatos constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Merger Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the January 16, 2025 opening share price of common shares, the total consideration of the Gatos acquisition is $1.05 billion. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 onwards.

The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation of Gatos' net assets, utilizing income, market, and cost valuation methods conducted with the assistance of an independent third party. The purchase price is allocated to the assets acquired and liabilities assumed on a preliminary basis until the final valuation report is received. This is based on management's best estimates at the time the March 31, 2025 unaudited condensed interim consolidated financial statements were prepared, using information available as of the January 16, 2025 ("Acquisition Date"). Any future changes to the purchase price allocation may result in adjustments to identifiable assets and liabilities.

The fair value of assets acquired, and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price consideration may result in material adjustments to the amounts shown in the March 31, 2025 unaudited condensed interim consolidated financial statements.

First Majestic Silver Corp. 2025 First Quarter Report	Page 7

Consideration and Purchase Price Allocation

Total consideration for the acquisition was valued at $1.05 billion on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

177,433,066 Consideration Shares issued to Cerro Los Gatos with an accounting fair value of $5.68 per share(1)	$1,007,819
2,207,762 Consideration DSUs and RSUs of Cerro Los Gatos converted to First Majestic common shares with an accounting fair value of $5.68 per share(1)	12,540
8,242,244 Consideration Options of Cerro Los Gatos converted to First Majestic Options with an accounting fair value of $3.51 per option(3)	26,023
Other consideration(2)	7,841
Total consideration	$1,054,223
(1)Fair values of Consideration Shares were estimated at $5.68 per share based on the opening price of First Majestic’s common share on the New York Stock Exchange on January 16, 2025.
(2)Other consideration is made up of cash payments for withholding taxes and payments made for fractional shares.
(3)The fair value of Consideration Options was estimated using the Black-Scholes method at the Gatos acquisition date, using the following assumptions:

Risk-free interest rate (%)	2.94% - 3.05%
Expected life (years)	3.99
Expected Volatility (%)	58%
Expected dividend yield (%)	0.28%

The following table summarizes the preliminary purchase price allocated to the identifiable assets and liabilities based on their estimated fair values on the acquisition date:

Allocation of Purchase Price

Cash and cash equivalents(2)	$167,401
Inventories	19,107
Trade and other receivables(1)	19,644
VAT receivables	2,026
Prepaid expenses and other	6,505
Mining interest	1,658,689
Property, plant and equipment	185,261
Right-of-use assets	281
Trade and other payables	(65,037)
Income taxes payable	(12,717)
Lease obligations	(415)
Decommissioning liabilities	(8,112)
Deferred tax liabilities	($511,314)
Net assets acquired	$1,461,319
Non-controlling interests	(407,096)
Net assets attributable to the Company	$1,054,223
(1) Trade and other receivables are expected to be fully recoverable.
(2) Cash acquired by the Company on the Acquisition Date is $159.6 million net of withholding taxes on RSU settlement of $7.8 million.

First Majestic Silver Corp. 2025 First Quarter Report	Page 8

Financial and operating results of Gatos are included in the Company’s consolidated financial statements effective January 16, 2025. During the three months ended March 31, 2025, the acquisition of Gatos contributed $90.5 million of revenues and $13.3 million of net earnings to the Company’s financial results since January 16, 2025.

Had the business combination been effective at January 1, 2025, pro forma revenues and net earnings of the Company for the three months ended March 31, 2025 would have been $261.4 million and $9.4 million, respectively. Total transaction costs of $5.6 million related to the acquisition were expensed during the period.

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future silver, gold, lead, zinc and copper prices, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the acquisition date. The discounted future cash flow models used a 6.00% discount rate based on the Company’s assessment of country risk, project risk, and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average prices:
Silver	$28.50
Gold	$2,200
Zinc	$1.25
Lead	$1.10
Copper	$4.50
Discount rate	6.0%
Average grades over life of mine:
Silver	150 g/t
Gold	0.21 g/t
Zinc	3.84%
Lead	2.01%
Copper	0.20%
Average recovery rate:
Silver	88.20%
Gold	54.20%
Zinc	63.10%
Lead	88.10%
Copper	74.00%
Discount rate	6.00%
Mine life (years)	10
The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions on a dollar per hectare basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Additionally, the Company completed a secondary valuation by comparing the costs of other precedent transactions within the industry on a dollar per in situ ounce basis and selected a multiple within this range for additional ounces identified outside of the life of mine. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $5,208 per hectare or $3.16 per silver equivalent ounce for a total of $536.4 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

First Majestic Silver Corp. 2025 First Quarter Report	Page 9

OVERVIEW OF OPERATING RESULTS
Selected Production Results for the Past Eight Quarters:

	2025	2024					2023
PRODUCTION HIGHLIGHTS	Q1	Q4	Q3	Q2	Q1		Q4	Q3	Q2
Ore processed/tonnes milled
Cerro Los Gatos (70%)(2)	193,825	—	—	—	—	—	—	—	—
Santa Elena	270,203	271,783	259,919	256,427	224,394		233,601	226,292	213,878
San Dimas	231,190	219,388	195,279	183,188	178,957		215,232	213,681	227,065
La Encantada	249,155	253,953	223,200	234,955	185,298		203,898	230,230	260,986
Jerritt Canyon	—	—	—	—	—		—	—	31,240
Consolidated	944,373	745,124	678,397	674,570	588,651		652,731	670,203	733,170

Silver equivalent ounces produced
Cerro Los Gatos (70%)(2)	2,252,258	—	—	—	—		—	—	—
Santa Elena	2,259,772	2,719,702	2,685,375	2,580,497	2,280,739		3,008,449	2,669,411	1,788,596
San Dimas	2,636,689	2,235,407	2,110,905	2,114,072	2,364,875		3,110,677	3,010,458	3,372,418
La Encantada	562,990	758,181	550,042	589,060	459,110		521,424	573,458	806,789
Jerritt Canyon	—	—	144,093	5,811	57,559		—	32,463	353,168
Consolidated	7,711,709	5,713,289	5,490,416	5,289,439	5,162,283		6,640,550	6,285,790	6,320,971

Silver ounces produced
Cerro Los Gatos (70%)(2)	1,444,719	—	—	—	—		—	—	—
Santa Elena	339,784	406,009	376,203	376,947	355,205		582,484	347,941	142,037
San Dimas	1,359,378	1,191,893	1,046,340	1,141,906	1,163,792		1,513,791	1,548,203	1,690,831
La Encantada	560,622	755,963	545,031	585,329	456,179		516,141	565,724	800,543
Consolidated	3,704,503	2,353,865	1,967,574	2,104,181	1,975,176		2,612,416	2,461,868	2,633,411

Gold ounces produced
Cerro Los Gatos (70%)(2)	794	—	—	—	—		—	—	—
Santa Elena	21,408	27,216	27,435	27,176	21,713		28,056	28,367	20,073
San Dimas	14,241	12,264	12,582	12,043	13,543		18,468	17,863	20,509
Jerritt Canyon	—	—	1,684	74	647		—	396	4,364
Consolidated	36,469	39,506	41,701	39,293	35,903		46,524	46,626	44,946

Cash cost per Ounce(1)
Cerro Los Gatos (per AgEq Ounce)(2)	$10.82	$—	$—	$—	$—		$—	$—	$—
Santa Elena (per AgEq Ounce)	$12.92	$10.99	$11.96	$12.25	$12.13		$10.42	$11.72	$14.45
San Dimas (per AgEq Ounce)	$13.82	$15.14	$16.50	$16.66	$15.81		$13.21	$14.07	$12.07
La Encantada (per AgEq Ounce)	$26.03	$20.01	$25.24	$23.69	$25.22		$26.19	$25.63	$16.90
Jerritt Canyon (per Au Ounce)	$—	$—	$1,491	$1,186	$1,260		$—	$1,478	$4,181
Consolidated (per AgEq Ounce)	$13.68	$13.82	$15.17	$15.29	$15.00		$13.01	$14.13	$15.58

All-in sustaining cost per Ounce(1)
Cerro Los Gatos (per AgEq Ounce)(2)	$13.07	$—	$—	$—	$—		$—	$—	$—
Santa Elena (per AgEq Ounce)	$15.46	$13.54	$14.38	$15.07	$14.70		$12.82	$14.68	$18.00
San Dimas (per AgEq Ounce)	$17.57	$20.63	$21.44	$21.78	$20.49		$17.80	$17.76	$15.89
La Encantada (per AgEq Ounce)	$31.68	$25.34	$30.10	$27.87	$31.64		$34.14	$29.86	$19.83
Jerritt Canyon (per Au Ounce)	$—	$—	$1,491	$1,186	$1,260		$—	$1,730	$4,205
Consolidated (per AgEq Ounce)	$19.24	$20.34	$21.03	$21.64	$21.53		$18.50	$19.74	$21.52

Production cost per tonne
Cerro Los Gatos(2)	$84.46	$—	$—	$—	$—		$—	$—	$—
Santa Elena	$94.28	$91.11	$107.80	$107.47	$120.22		$117.36	$125.05	$109.88
San Dimas	$156.10	$149.49	$168.45	$193.02	$200.72		$183.61	$193.41	$173.62
La Encantada	$57.56	$56.88	$60.86	$57.11	$67.80		$64.70	$61.35	$49.91
Consolidated	$97.71	$96.63	$109.81	$113.16	$128.23		$122.76	$125.81	$128.21
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 44 to 51 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) Cerro Los Gatos production was from January 16, 2025 to March 31, 2025 or 74 days. All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the 70% ownership of the Cerro Los Gatos mine.

First Majestic Silver Corp. 2025 First Quarter Report	Page 10

Operating Results – Consolidated Operations

CONSOLIDATED	2025-Q1	2024-Q4	2024-Q1	Change Q1 vs Q4	Change '25 vs '24

Ore processed/tonnes milled	944,373	745,124	588,651	27%	60%

Production
Silver ounces produced	3,704,503	2,353,865	1,975,176	57%	88%
Gold ounces produced	36,469	39,506	35,936	(8%)	1%
Pounds of lead produced	7,487,065	—	—	100%	100%
Pounds of zinc produced	12,492,869	—	—	100%	100%
Silver equivalent ounces produced	7,711,709	5,713,289	5,162,283	35%	49%

Cost
Cash cost per AgEq Ounce(1)	$13.68	$13.82	$15.00	(1%)	(9%)
All-in sustaining costs per AgEq Ounce(1)	$19.24	$20.34	$21.53	(5%)	(11%)
Total production cost per tonne(1)	$97.71	$96.63	$128.23	1%	(24%)

Underground development (m)	11,664	8,716	6,701	34%	74%
Exploration drilling (m)	61,218	49,183	36,274	24%	69%
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 44 to 51 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
Total production in the first quarter of 2025 was 7.7 million AgEq ounces, consisting of 3.7 million ounces of silver, and 36,469 ounces of gold, representing a 49%, 88% and 1% increase, respectively, compared to 5.2 million AgEq ounces, 2.0 million ounces of silver and 35,936 ounces of gold in the first quarter of 2024. Additionally, the Company produced 7.5 million pounds of lead and 12.5 million pounds of zinc during the quarter. The higher AgEq production is primarily related to the acquisition of the Cerro Los Gatos Mine on January 16, 2025, which contributed 2.3 million attributable AgEq ounces, representing 29% of the total production during the quarter. Production at San Dimas increased by 17% compared to the first quarter of 2024 due to operational improvements that increased ore tonnes processed during the quarter. Finally, there was a 23% increase in AgEq production at La Encantada compared to the first quarter of 2024, primarily due to improved water availability, increases in ore processed and higher silver recoveries.

Total ore processed amounted to 944,373 tonnes during the quarter, representing a 60% increase compared to 588,651 tonnes in the first quarter of 2024, while achieving record processing rates for Santa Elena and San Dimas. The higher tonnage processed was primarily due to the addition of the Cerro Los Gatos mine, along with significantly higher tonnage at La Encantada, San Dimas, and Santa Elena where the total ore processed increased by 34%, 29%, and 20%, respectively, compared to the first quarter of 2024.

At La Encantada, the successful identification of a new water source in 2024 led to water inventory reaching targeted levels that has enabled mill throughput and production to increase compared to the first quarter of 2024. At San Dimas, production levels continue to improve as a result of operational efficiencies and mine and plant throughput rates.

First Majestic Silver Corp. 2025 First Quarter Report	Page 11

Cash Cost and All-In Sustaining Cost per AgEq Ounce
Cash cost per AgEq ounce for the quarter was $13.68, representing a 9% improvement compared to $15.00 per ounce in the first quarter of 2024. The decrease in cash costs per AgEq ounce was primarily due to an increase in attributable production of 2.3 million AgEq ounces from Cerro Los Gatos following its acquisition on January 16, 2025 along with an 11% increase in AgEq production at San Dimas as a result of operational efficiencies and mine and plant throughput rates.

Overall, cost reduction initiatives along with the weakening Mexico peso relative to the US dollar, which averaged 20% lower compared to the first quarter of 2024, contributed to further reductions in administrative, milling, and mining costs per AgEq ounce compared to the first quarter of 2024.
AISC per AgEq ounce in the first quarter was $19.24, representing an 11% improvement compared to $21.53 per ounce in the first quarter of 2024. This was primarily attributable to lower cash costs, along with a 51% decrease in sustaining development costs per AgEq ounce compared to the first quarter of 2024. This was partially offset by a 24% increase in sustaining PP&E costs compared to the first quarter of 2024.
Management continues to undertake a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production. Additionally, Management continues to integrate the Cerro Los Gatos mine with the business by identifying and realizing synergies. Current initiatives include:
•Negotiating workforce improvement processes with the National Union at San Dimas;
•Reducing remnant pillar extraction at San Dimas within the mine plan and confirming remaining pillars using ore control (termita) drilling processes;
•Managing over-break and under-break to reduce ore dilution impacts and optimize ore extraction at San Dimas and Santa Elena;
•Increasing mine development rates at San Dimas and La Encantada to access additional ore;
•Renegotiating consumable contracts and reducing the use of external consultants;
•Optimizing use of reagent and grinding media consumption;
•At San Dimas, changes in shift line-up and other productivity-enhancing adjustments are being implemented, alongside the use of quality assurance and quality control on operating drilling methods to verify stope positioning, grade, and tonnage. These efforts are also expected to increase development rates and open additional ore stopes;
•Optimizing mining sequencing with the goal of improving ore extraction at San Dimas, Cerro Los Gatos, Santa Elena and La Encantada;
•Adding an additional haulage contractor at La Encantada to increase and optimize mining rates and ore extraction;
•Improve La Encantada metallurgical recoveries through the addition of lead nitrate to processing;
•Lowering holding costs at the Company’s suspended operations including the Jerritt Canyon Gold Mine; and
•Identifying and realizing synergies at the Cerro Los Gatos mine, including but not limited to: evaluating global supply chain contracts, minimizing reliance on external consultants, utilizing internal maintenance expertise, capturing corporate G&A savings, enhancing operating efficiencies, and optimizing capital expenditures to further reduce costs and improve operational performance.

Development and Exploration
During the quarter, the Company completed 11,664 metres of underground development and 61,218 metres of exploration drilling, representing a 74% and 69% increase, respectively, compared to 6,701 metres and 36,274 metres, in the first quarter of 2024. During the quarter, up to 28 drill rigs were active consisting of 13 rigs at San Dimas, seven rigs at Santa Elena, seven rigs at Cerro Los Gatos, and one rig at La Encantada.

First Majestic Silver Corp. 2025 First Quarter Report	Page 12

Cerro Los Gatos Silver Mine, Chihuahua, Mexico

The Cerro Los Gatos Silver Mine is located in the state of Chihuahua, Mexico, approximately 120 kilometers south of Chihuahua City. The mine operates with a processing capacity of 4,000 tonnes per day ("tpd"), utilizing a flotation circuit to produce high-grade zinc, lead, and copper concentrates. Cerro Los Gatos is part of the larger Los Gatos District, which hosts multiple mineralized zones with significant exploration potential. The Company owns 70% of the Cerro Los Gatos Mine through its interest in the Los Gatos Joint Venture, which covers a land package of approximately 103,000 hectares.

Cerro Los Gatos ( disclosed 70% ownership interest)	2025-Q1

Total ore processed/tonnes milled	193,825
Average silver grade (g/t)	261.8
Average gold grade (g/t)	0.24
Average zinc grade (%)	4%
Average lead grade (%)	2%
Average copper grade (%)	0.10%
Silver recovery (%)	89%
Gold recovery (%)	53%
Lead Recovery (%)	89%
Zinc Recovery (%)	72%
Copper Recovery (%)	63.0%

Production
Silver ounces produced	1,444,719
Gold ounces produced	794
Zinc pounds produced	12,492,869
Lead pounds produced	7,487,065
Copper pounds produced	237,860
Silver equivalent ounces produced	2,252,258

Cost
Cash cost per AgEq Ounce(1)	$10.82
All-In sustaining costs per AgEq Ounce(1)	$13.07
Total production cost per tonne(1)	$84.46

Underground development (m)	1,687
Exploration drilling (m)	14,880
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 44 to 51 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

On January 16, 2025, the Company completed its acquisition of Gatos Silver Inc., and as a result, Gatos became a wholly-owned subsidiary of the Company. Gatos operates the Cerro Los Gatos mine with a 70% interest in the Los Gatos Joint Venture (“LGJV”), which owns the producing Cerro Los Gatos mine in Chihuahua, Mexico. Cerro Los Gatos consists of approximately 103,000 hectares of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

First Majestic Silver Corp. 2025 First Quarter Report	Page 13

Since taking control of Cerro Los Gatos on January 16, 2025, the operations produced 2,252,258 attributable AgEq ounces, consisting of 1,444,719 ounces of silver, 12,492,869 pounds of zinc, 7,487,065 pounds of lead, and 794 ounces of gold, during 75 days of production in the first quarter.
The mill processed a total of 193,825 tonnes of ore, with silver, zinc, lead and gold head grades of 262 g/t, 4%, 2%, and 0.24 g/t, respectively.
Production at Cerro Los Gatos represented 29% of the Company's total production in AgEq ounces, mostly due to high silver, zinc and lead grades.
Silver, zinc, lead and gold recoveries during the quarter averaged 89%, 72%, 89% and 53%, respectively.
Cash cost per AgEq ounce for the quarter was $10.82, and AISC per AgEq ounce for the quarter was $13.07, the lowest of the Company's four producing mines. The Company continues to integrate the Cerro Los Gatos Mine with the business by identifying and realizing synergies to improve operating efficiencies and further reduce costs.

During the quarter, seven drill rigs completed 14,880 metres of drilling on the property, and total of 1,687 metres of underground development were completed at Cerro Los Gatos. Total exploration costs in the first quarter were $2.7 million.

First Majestic Silver Corp. 2025 First Quarter Report	Page 14

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,200 tpd cyanidation circuit from underground reserves. Santa Elena consists of a central processing plant that can receive ore from two separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena mine including mining concessions totaling 102,244 hectares.

Santa Elena	2025-Q1	2024-Q4	2024-Q1	Change Q1 vs Q4	Change '25 vs '24

Total ore processed/tonnes milled	270,203	271,783	224,394	(1%)	20%
Average silver grade (g/t)	58	67	72	(13%)	(19%)
Average gold grade (g/t)	2.59	3.26	3.16	(21%)	(18%)
Silver recovery (%)	68%	69%	69%	(1%)	(1%)
Gold recovery (%)	95%	96%	95%	(1%)	0%

Production
Silver ounces produced	339,784	406,009	355,205	(16%)	(4%)
Gold ounces produced	21,408	27,216	21,713	(21%)	(1%)
Silver equivalent ounces produced	2,259,772	2,719,702	2,280,739	(17%)	(1%)

Cost
Cash cost per AgEq Ounce(1)	$12.92	$10.99	$12.13	18%	7%
All-In sustaining costs per AgEq Ounce(1)	$15.46	$13.54	$14.70	14%	5%
Total production cost per tonne(1)	$94.28	$91.11	$120.22	3%	(22%)

Underground development (m)	2,307	2,364	2,250	(2%)	3%
Exploration drilling (m)	16,809	18,014	9,911	(7%)	70%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 44 to 51 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Santa Elena produced 2,259,772 AgEq ounces, consistent with the first quarter of 2024, consisting of 339,784 ounces of silver and 21,408 ounces of gold. This was primarily due to an increase in ore processed, offset by lower grades.

The mill processed a total of 270,203 tonnes of ore, representing a 20% increase compared to the first quarter of 2024, with average silver and gold head grades of 58 g/t and 2.59 g/t, compared to 72 g/t and 3.16 g/t in the first quarter of 2024.

Silver and gold recoveries during the quarter averaged 68% and 95%, respectively, consistent with 69% and 95% in the first quarter of 2024.

Cash cost per AgEq ounce in the first quarter was $12.92, representing a 7% increase compared to $12.13 per AgEq ounce in the first quarter of 2024, which was primarily attributed to higher royalty payments and production taxes as compared to the first quarter of 2024. This was partially offset by cost savings at the mine from dilution control along with a weakening Mexico peso against the US dollar, which averaged 20% lower compared to the same quarter of the prior year and resulted in a 13% reduction in on-site mining costs compared to the first quarter of 2024.

AISC per AgEq ounce for the quarter was $15.46, representing a 5% increase compared to $14.70 per AgEq ounce in the first quarter of 2024. This was primarily attributable to the increase in cash costs, partially offset by lower sustaining development and PP&E costs compared to the first quarter of 2024.

First Majestic Silver Corp. 2025 First Quarter Report	Page 15

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell to Sandstorm 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three months ended March 31, 2025, the Company delivered nil ounces (March 31, 2024 - nil ounces) of gold to Sandstorm.

Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter return ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions. For the three months ended March 31, 2025, the Company has incurred $2.9 million (March 31, 2024 - $2.1 million) in NSR payments from the production of Ermitaño.

During the quarter, a total of 2,307 metres of underground development was completed at the Ermitaño mine, representing a 3% increase compared to 2,250 metres in the first quarter of 2024. During the quarter, seven drill rigs, consisting of five surface rigs and two underground rigs, completed 16,809 metres of drilling on the property. Total exploration costs in the first quarter were $3.0 million, representing a 42% increase compared to $2.1 million in the first quarter of 2024. The drilling completed during the second half of 2024 significantly expanded the gold and silver mineralization discovered at the Navidad Target (“Navidad”) and the Company is working to continue to grow and define the mineral deposit at Navidad to expand the Mineral Resource and Mineral Reserve base for the Santa Elena operation during 2025.

First Majestic Silver Corp. 2025 First Quarter Report	Page 16

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 kilometres northwest of the city of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,700 tpd capacity milling operation that produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2025-Q1	2024-Q4	2024-Q1	Change Q1 vs Q4	Change '25 vs '24

Total ore processed/tonnes milled	231,190	219,388	178,957	5%	29%
Average silver grade (g/t)	203	195	220	4%	(8%)
Average gold grade (g/t)	2.04	1.88	2.45	9%	(17%)
Silver recovery (%)	90%	87%	92%	3%	(2%)
Gold recovery (%)	94%	93%	96%	1%	(2%)

Production
Silver ounces produced	1,359,378	1,191,893	1,163,792	14%	17%
Gold ounces produced	14,241	12,264	13,543	16%	5%
Silver equivalent ounces produced	2,636,689	2,235,407	2,364,875	18%	11%

Cost
Cash cost per AgEq Ounce(1)	$13.82	$15.14	$15.81	(9%)	(13%)
All-In sustaining costs per AgEq Ounce(1)	$17.57	$20.63	$20.49	(15%)	(14%)
Total production cost per tonne(1)	$156.10	$149.49	$200.72	4%	(22%)

Underground development (m)	6,716	5,473	3,709	23%	81%
Exploration drilling (m)	28,535	26,954	26,363	6%	8%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 44 to 51 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

San Dimas produced 2,636,689 AgEq ounces during the quarter representing an 11% increase compared the first quarter of 2024, consisting of 1,359,378 ounces of silver and 14,241 ounces of gold. Silver production increased by 17%, while gold production increased by 5%, when compared to the first quarter of 2024. The increase in silver and gold production was driven by a 29% increase in ore tonnes processed, partially offset by lower metal grades. Labour relations and operational efficiencies continue to improve as a result of the progress made in operating practices and labour efficiencies, contributing to the strong production performance observed during the first quarter of 2025. Management expects this positive momentum at San Dimas to continue throughout the remainder of 2025.

The mill processed a total of 231,190 tonnes of ore, representing an increase of 29% compared to the first quarter of 2024, with average silver and gold grades of 203 g/t and 2.04 g/t, respectively, compared with 220 g/t and 2.45 g/t in the first quarter of 2024, representing an 8% and 17% decrease respectively.

Silver and gold recoveries during the quarter averaged 90% and 94%, respectively, compared to 92% and 96% in the first quarter of 2024. Lower silver recoveries were a result of complex ores from the Perez vein.

In the first quarter, cash cost per AgEq ounce was $13.82, representing a 13% decrease compared to $15.81 per AgEq ounce in the first quarter of 2024. The decrease in cash cost was primarily due to an increase in AgEq ounces produced, strong operational efficiencies, along with the weakening of the Mexican peso, relative to the US dollar which averaged 20% lower compared to the first quarter of 2024.

First Majestic Silver Corp. 2025 First Quarter Report	Page 17

AISC per AgEq ounce for the quarter was $17.56, representing a 14% decrease compared to $20.49 per AgEq ounce in the first quarter of 2024. This was primarily due to lower cash costs along with lower sustaining development costs compared to the first quarter of 2024.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPMI"), which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of March 31, 2025, was 70:1. During the three months ended March 31, 2025, the Company delivered 8,962 ounces (March 31, 2024 - 7,933 ounces) of gold to WPMI at $637 per ounce (March 31, 2024 - $631 per ounce).

A total of 6,716 metres of underground development was completed in the first quarter, representing an 81% increase compared to 3,709 metres in the first quarter of 2024. During the quarter, a total of 13 drill rigs consisting of three surface rigs and 10 underground rigs, completed 28,535 metres of drilling on the property, an 8% increase compared to 26,363 metres in the first quarter of 2024. Total exploration costs were $3.2 million, representing a 7% increase compared to $2.9 million in the first quarter of 2024.

First Majestic Silver Corp. 2025 First Quarter Report	Page 18

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern Mexico State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada mine.

La Encantada	2025-Q1	2024-Q4	2024-Q1	Change Q1 vs Q4	Change '25 vs '24

Ore processed/tonnes milled	249,155	253,953	185,298	(2%)	34%
Average silver grade (g/t)	104	126	123	(17%)	(15%)
Silver recovery (%)	67%	73%	62%	(8%)	8%

Production
Silver ounces produced	560,622	755,963	456,179	(26%)	23%
Gold ounces produced	26	26	33	0%	(21%)
Silver equivalent ounces produced	562,990	758,181	459,110	(26%)	23%

Cost
Cash cost per AgEq Ounce(1)	$26.03	$20.01	$25.22	30%	3%
All-In sustaining costs per AgEq Ounce(1)	$31.68	$25.34	$31.64	25%	0%
Total production cost per tonne(1)	$57.56	$56.88	$67.80	1%	(15%)

Underground development (m)	954	877	742	9%	29%
Exploration drilling (m)	995	3,044	—	(67%)	100%
NM - Not meaningful
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 44 to 51 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

During the quarter, La Encantada produced 560,622 ounces of silver, representing a 23% increase compared to the first quarter of 2024, driven primarily by a 34% increase in ore processed, and an 8% increase in silver recovery, partially offset by lower silver grades.

The mill processed a total of 249,155 tonnes of ore, a 34% increase compared to the first quarter of 2024, with an average silver grade of 104 g/t, compared to 123 g/t in the first quarter of 2024. The increase in processing rates compared to the first quarter of 2024 was primarily due to the identification of additional water sources in the second half of 2024. Water inventory levels at the plant are at full capacity during the first quarter of 2025, allowing ore throughput rates to return to normal levels.

Silver recovery for the quarter was 67%, compared to 62% in the first quarter of 2024. Metallurgical testing during 2024 indicated that the addition of lead nitrate to the leaching circuit would provide positive recovery results for La Encantada ores. Installation of the lead nitrate system was completed at the end of the third quarter of 2024, which has continued improving recovery rates into the first quarter of 2025.

Cash cost per AgEq ounce for the quarter was $26.03, representing a 3% increase compared to $25.22 per AgEq ounce in the first quarter of 2024, primarily due to an increase in maintenance costs for mobile equipment to ensure the equipment can keep up with the growing operational demand for increased production.

First Majestic Silver Corp. 2025 First Quarter Report	Page 19

AISC per AgEq ounce for the quarter was $31.68, consistent with the first quarter of 2024. This was primarily due to the slightly higher cash costs, partially offset by the weakening of the Mexican peso, relative to the US dollar which averaged 20% lower compared to the first quarter of 2024.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited (“Metalla”). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three months ended March 31, 2025, the Company incurred $0.1 million (March 31, 2024 - $0.2 million) in NSR royalty payments from production at La Encantada.

A total of 954 metres of underground development was completed in the first quarter at La Encantada, representing a 29% increase compared to 742 metres in the first quarter of 2024. During the quarter, one underground drill rig completed 995 metres of drilling on the property, representing a 100% increase compared to nil metres in the first quarter of 2024. Total exploration costs in the first quarter were $0.4 million, compared to $0.3 million in the first quarter of 2024.

First Majestic Silver Corp. 2025 First Quarter Report	Page 20

First Mint LLC, Nevada, United States

First Mint, LLC ("First Mint") is the Company’s operating minting facility located in Nevada, United States. First Mint expands upon the Company’s existing bullion sales through vertically integrating the production of investment-grade fine silver bullion, and the Company expects that First Mint will allow the Company to sell a greater portion of its silver production directly to its shareholders and bullion customers. First Mint operates some of the most innovative processing equipment in the precious metals industry, including an environmentally friendly flameless tunnel, which uses significantly less electricity and produces near zero emissions when compared to traditional minting processes. First Mint enables the Company to turn its own silver into an array of finished bullion products and provides manufacturing capacity for third-party demand. The Company owns 100% of First Mint.

First Mint(1)	2025-Q1	2024-Q4	2024-Q1	Change Q1 vs Q4	Change '25 vs '24

Ounces sold	243,865	294,278	36,959	(17%)	NM

Financial Results
Revenue ($ thousands)	$7,866	$9,052	$987	(13%)	NM
Average realized price per ounce - Bullion(2)	$32.25	$30.76	$26.71	5%	21%
(1) This table is inclusive of the Company's bullion store and its minting facility in Nevada, United States.
(2) Average realized price per ounce is disclosed on the Company's financial statements in Note 5 - Segmented Information.

Commissioning for First Mint commenced in March 2024 and was focused on commissioning production and research and development. First Mint officially celebrated its inauguration on September 26, 2024. While silver bullion sales by First Mint commenced in March of 2024, the inauguration celebrated the mint’s progress to-date on implementing innovative production and fulfillment processes at the facility. During this time, the Mint also commissioned several pieces of new equipment including coin presses, lasers, etching equipment for bar and coin manufacturing. First Mint achieved ISO 9001 certification in April 2025, subsequent to the end of the quarter. This quality certification allows silver products sold by First Mint to be Individual Retirement Account ("IRA") eligible, permitting investors to hold these silver products within approved retirement accounts. First Mint enables First Majestic to turn its mined silver into an array of finished bullion products for direct sale to the public and offers manufacturing capacity for third-party custom projects.

During the first quarter of 2025, First Mint sold 243,865 ounces of silver, representing a significant increase compared to 36,959 ounces in the first quarter of 2024. The ounces sold through First Mint accounted for 7% of the Company’s total silver production during the first quarter of 2025.

Total revenues for the first quarter of 2025 were $7.9 million, representing a significant increase compared to revenues of $1.0 million in the first quarter of 2024. The average realized price for the quarter was $32.25 per ounce, representing a 21% increase compared to the average realized price of $26.71 per ounce in the first quarter of 2024.

First Majestic Silver Corp. 2025 First Quarter Report	Page 21

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd.

On March 20, 2023, the Company temporarily suspended mining activities at Jerritt Canyon to reduce overall costs and refocus mining and exploration plans at the mine. The property consists of a large, under-explored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2025-Q1	2024-Q4	2024-Q1	Change Q1 vs Q4	Change '25 vs '24
Exploration drilling (m)	—	1,171	—	(100%)	0%

Operations at the Jerritt Canyon mine were placed on temporary suspension in March 2023. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were fully suspended.

During the quarter, the Company incurred $3.7 million in holding costs at Jerritt Canyon, representing a 16% decrease compared to $4.4 million in the first quarter of 2024. The mine holding costs at Jerritt Canyon primarily relate to care and maintenance activities such as water management and treatment, maintaining environmental permits and controls, keeping the plant well-maintained for future processing and maintaining land access. The Company continues to focus on optimizing holding costs and completing technical studies that will support an eventual restart of the operation in the future.

Total exploration costs amounted to $0.6 million in the first quarter of 2025, representing a 36% increase compared to $0.5 million in the first quarter of 2024. This was primarily due to payments for mining rights and additional planning and modelling costs.

First Majestic Silver Corp. 2025 First Quarter Report	Page 22

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located in the Municipality of Chalchihuites, Zacatecas, Mexico. and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, Mexico. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021 and the mine and plant have been occupied and are currently under the de facto control of an organized criminal group. Due to this situation, the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company’s own efforts have been unsuccessful. The Company is continuing its efforts to work with governmental authorities to take action to secure the area.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project (the “Springpole Silver Stream”), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment of $5.0 million was originally scheduled to be made as a combination of cash and First Majestic common shares. On March 13, 2025, the Company signed an amendment agreement (the “Amended Springpole Stream Agreement”) to the original streaming agreement for the Springpole property (the "Springpole Stream Agreement") among the Company, Gold Canyon Resources Inc. and First Mining to accelerate the final tranche payment owed by the Company under the Springpole Stream Agreement, such that it will now be a cash-only payment of $5 million (previously, this final payment was to be a combination of cash and Common Shares), payable by the Company by March 31, 2025. This payment has since been completed.

First Majestic Silver Corp. 2025 First Quarter Report	Page 23

In connection with the Springpole Stream Agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the “First Mining Warrants”), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

As part of the March 13, 2025 Amended Springpole Stream Agreement, First Mining agreed to extend the expiry date of the First Mining Warrants to March 31, 2028 and to amend the exercise price to CAD$0.20. The fair value of the warrants was measured at $0.8 million using the Black-Scholes option pricing model. Additionally, if the closing price of First Mining’s common shares on the TSX equals or exceeds CAD$0.30 for 45 consecutive trading days, First Mining may accelerate the expiry date of the common share purchase warrants to the date which is 30 days following the dissemination of a news release announcing the acceleration.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tpd open pit mining operation over an 11-year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category. A draft Environmental Impact Statement for Springpole was published in June 2022, and the Federal and Provincial Environment Assessment processes for the project are in progress.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

First Majestic Silver Corp. 2025 First Quarter Report	Page 24

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended March 31, 2025 and 2024 (in thousands of dollars, except for per share amounts):

	First Quarter	First Quarter
	2025	2024	Variance %

Revenues	$243,942	$106,014	130%	(1)
Mine operating costs
Cost of sales	117,717	80,489	46%	(2)
Depletion, depreciation and amortization	62,420	25,846	142%	(3)
	180,137	106,335	69%

Mine operating earnings (loss)	63,805	(321)	NM

General and administrative expenses	12,718	9,240	38%	(4)
Share-based payments	5,502	4,542	21%
Mine holding costs	4,969	6,297	(21%)	(5)
Acquisition Costs	5,584	—	100%	(6)
Foreign exchange gain	(476)	(1,157)	(59%)
Operating earnings (loss)	35,508	(19,243)	NM
Investment and other income	505	(358)	NM	(7)
Finance costs	(6,963)	(7,084)	(2%)
Earnings (loss) before income taxes	29,050	(26,685)	NM
Current income tax expense	15,087	(2,346)	NM
Deferred income tax expense (recovery)	7,723	(10,776)	(172%)
Income tax expense (recovery)	22,810	(13,122)	NM	(8)
Net earnings (loss) for the period	$6,240	($13,563)	146%	(9)

Net earnings (loss) attributable to:
Owners of the Company	$2,263	(13,563)	117%
Non-controlling interests	$3,977	$—	100%

Earnings (loss) per common share attributable to owners of the Company:
Basic	$0.01	($0.05)	NM	(9)
Diluted	$0.01	($0.05)	NM	(9)

NM - Not meaningful

1.Revenues in the quarter were $243.9 million, representing a 130% increase compared to $106.0 million the same quarter of the prior year primarily attributed to:
•a 64% increase in payable silver equivalent ounces sold compared to the same quarter of the prior year driven by the addition of 1.4 million ounces of attributable silver production from the Cerro Los Gatos mine, along with a notable 17% (0.2 million ounce) production increase at San Dimas largely due to significant operational improvements. These factors collectively contributed to a $73.9 million increase in revenues; and
•a 37% increase in the average realized silver price, which was $32.50 per ounce during the quarter, compared to $23.72 per ounce in the first quarter of 2024. This resulted in a $65.6 million increase in revenue compared to the same quarter of the prior year.

First Majestic Silver Corp. 2025 First Quarter Report	Page 25

2.Cost of sales in the quarter increased $37.2 compared to the same quarter of the prior year primarily attributed to:
•the addition of the Cerro Los Gatos Mine on January 16, 2025 which contributed $29.2 million to costs of sales during its 74 days of operation under the Company;
•a $4.4 million increase in change in inventory expense compared to the same quarter of 2024 from drawdowns of bullion inventory at First Mint during the quarter;
•$1.8 million increase in consumables and materials for all sites excluding Cerro Los Gatos; and
•a $1.7 million increase in worker participation costs in Mexico for all sites excluding Cerro Los Gatos.
Partially offset by:
•a weaker Mexican peso relative to the US dollar, which averaged 20% lower compared to the same quarter of 2024.
3.Depletion, depreciation and amortization in the quarter was $62.4 million, representing a 142% increase compared to $25.8 million in the same quarter of the prior year, primarily as a result of:
•the addition of the Cerro Los Gatos Mine on January 16, 2025 which contributed $33.7 million; and
•a $3.8 million increase in depletion and depreciation primarily due to higher produced tonnes at La Encantada and San Dimas.
Partially offset by:
•a decrease of $0.9 million in depreciation and amortization from Jerritt Canyon compared to the same quarter of the prior year.
4.General and administrative expense in the quarter was $12.7 million, representing a 38% increase compared to $9.2 million in same quarter of the prior year. This was primarily attributable to the increased workforce following the acquisition of Cerro Los Gatos on January 16, 2025.
5.Mine holding costs in the quarter were $5.0 million, representing a 21% decrease compared to $6.3 million in the same quarter of 2024, primarily driven by a decrease in holding costs for the Jerritt Canyon, Santa Elena underground mine, and Del Toro properties.
6.Acquisition costs of $5.6 million was in relation to due diligence costs and closing fees incurred in connection with the acquisition of Cerro Los Gatos which closed January 16, 2025.
7.Investment and other income in the quarter were $0.5 million, representing a 241% increase compared to a $0.4 million loss during the same quarter of the prior year. This was primarily attributable to interest income of $3.7 million compared to interest income of $0.7 million in the same quarter of the prior year, partially offset by a loss from investment in silver future derivatives of $3.3 million, compared to a $1.0 million loss in the same quarter of the prior year.
8.During the quarter, the Company recorded an income tax expense of $22.8 million compared to a $13.1 million income tax recovery in the first quarter of 2024. The increase in income tax expense was primarily related to the non-cash foreign exchange impact on available Mexican tax pools to account for the weakening of the Mexico peso relative to the US dollar resulting in an increased deferred tax expense as well as an increased current tax expense driven by higher earnings during the quarter.
9.As a result of the foregoing, net earnings for the quarter was $6.2 million. Additionally, net earnings attributable to owners of the Company was $2.3 million ($0.01) during the quarter, compared to a net loss of $13.6 million (EPS of ($0.05)) in the same quarter of the prior year.

First Majestic Silver Corp. 2025 First Quarter Report	Page 26

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2025	2024				2023
Selected Financial Information	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$243,942	$172,337	$146,087	$136,166	$106,014	$136,946	$133,211	$146,692
Cost of sales	$117,717	$89,424	$85,694	$89,096	$80,489	$89,395	$92,187	$104,607
Depletion, depreciation and amortization	$62,420	$34,676	$31,871	$31,608	$25,846	$29,650	$27,998	$32,587
Mine operating earnings (loss)	$63,805	$48,237	$28,522	$15,462	($321)	$17,901	$13,026	$1,138
Net earnings (loss) after tax	$6,240	($13,478)	($26,593)	($48,251)	($13,563)	$10,231	($27,149)	($17,534)
Earnings (loss) per share – basic & diluted	$0.01	($0.04)	($0.09)	($0.17)	($0.05)	$0.04	($0.09)	($0.06)

During the first quarter of 2025, mine operating earnings were $63.8 million, representing a 32% increase compared to mine operating earnings of $48.2 million in the previous quarter. The increase was primarily due to a 35% increase in payable AgEq ounces sold mainly due to the addition of 74 days of production from Cerro Los Gatos mine as well as a 13% increase in the average realized silver price.

The net earnings for the quarter was $6.2 million, representing a 146% improvement compared to a net loss of $13.5 million in the previous quarter. This improvement was primarily attributed a $15.6 million increase in mine operating earnings compared to the prior quarter and a non-cash foreign exchange gain of $0.5 million compared to a $3.1 million loss in the prior quarter, along with a $10.8 million decrease in income tax expense compared to the prior quarter. This was partially offset by the $5.6 million due diligence costs and closing fees incurred in connection with the acquisition of Cerro Los Gatos.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2025, the Company had cash and cash equivalents of $351.3 million, comprised primarily of cash held with reputable financial institutions and invested in cash accounts and highly liquid short-term investments with maturities of three months or less. With the exception of $6.4 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents excludes $111.3 million of restricted cash as at March 31, 2025.
On August 3, 2023, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of “at-the-market distributions”) under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period commencing as of the filing date of the base shelf prospectus.

On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the “Agents”) and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time, sell through the Agents common shares of the Company for aggregate gross proceeds of up to $150.0 million through the ATM program (the “2024 ATM Program”). During the three months ended March 31, 2025, no shares were sold under the 2024 ATM Program. During the three months ended March 31, 2025, the Company incurred $nil (2024 - $nil) in transaction costs in relation to the 2024 ATM Program.

Working capital as at March 31, 2025 was $404.8 million compared to $224.5 million as at December 31, 2024. Total available liquidity as at March 31, 2025 was $544.5 million, including $404.8 of working capital and $139.6 million of undrawn revolving credit facility, and excluding $111.3 million held in restricted cash.

First Majestic Silver Corp. 2025 First Quarter Report	Page 27

The following table summarizes the Company’s cash flow activity during the year:

	Three Months Ended March 31,
	2025	2024
Cash flow
Cash generated in operating activities	$55,492	$12,434
Cash generated by (used in) investing activities	95,999	(28,152)
Cash used in financing activities	(2,311)	(7,678)
Increase (decrease) in cash and cash equivalents	$149,180	($23,396)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(47)	(116)
Cash and cash equivalents, beginning of the period	202,180	125,581
Cash and cash equivalents, end of the period	$351,313	$102,069

The Company’s cash flows from operating, investing and financing activities during the three months ended March 31, 2025 are summarized as follows:
•Cash generated by operating activities of $55.5 million, primarily due to:
•$110.0 million in cash flows from operating activities before movements in working capital and taxes.
net of:
•$26.5 million net change in non-cash working capital items during the period, including a $16.5 million decrease in income taxes payable, a $3.1 million decrease in trade payables, a $5.2 million increase in restricted cash, a $2.0 million increase in value added tax (“VAT”) receivables, a $1.4 million increase in prepaid expenses, partially offset by a $1.6 million decrease in trade and other receivables; and
•$28.0 million in income tax installments paid during the period.

•Cash provided in investing activities of $96.0 million, primarily related to:
•$159.6 million cash acquired from the acquisition of Cerro Los Gatos, net of acquisition costs.
net of:
•$45.8 million spent on mine development and exploration activities;
•$10.5 million spent on the purchase of property, plant and equipment;
•$5.0 million spent on the acquisition of the Springpole Silver Stream; and
•$3.1 million spent on the purchase of marketable securities.
•Cash used in financing activities of $2.3 million, primarily related to the following:
•$4.6 million repayment of lease obligations;
•$2.8 million for the payment of dividends during the period;
•$1.9 million payment of financing costs; and
•$1.4 million spent on share repurchases.
net of:
•$8.3 million proceeds from the exercise of stock options.

During the three months ended March 31, 2025, the Company received $13.8 million (281.0 million MXN) related to VAT filings. In connection with the tax ruling relating to Primero Empresa Minera, S.A. de C.V. (“PEM”), the Servicio de Administracion Tributaria (the “SAT”), the Mexican tax authority, has frozen a PEM bank account which contains approximately $91.7 million as security for certain tax re-assessments that are currently being disputed by PEM, and this amount is reflected in the Company’s restricted cash accounts. The Company does not agree with the SAT’s position regarding its tax re-assessments, which were issued as a result of the SAT unilaterally declaring that the Company’s APA was

First Majestic Silver Corp. 2025 First Quarter Report	Page 28

not valid, and is challenging Mexico’s actions with respect to the APA through various legal actions, both domestically in Mexico and internationally through NAFTA arbitration proceedings.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and, based on changes in operations and economic conditions, it may, from time to time, adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at March 31, 2025, the Company was in compliance with all of its debt covenants.

The Company is party to a revolving credit facility and an at-the-market finance facility. For further information, see "Liquidity, Capital Resources, and Contractual Obligations - Liquidity".

Contractual Obligations and Commitments

As at March 31, 2025, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$162,301	$162,301	$—	$—	$—
Debt facilities	233,702	2,444	231,258	—	—
Lease liabilities	24,955	14,103	7,932	2,850	70
Purchase obligations and commitments	9,832	9,832	—	—	—
	$430,790	$188,680	$239,190	$2,850	$70

As at March 31, 2025, the Company had working capital of $404.8 million (December 2024 - $224.5 million) and total available liquidity of $544.5 million (December 2024 - $364.2 million), including $139.6 million (December 2024 - $139.6 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s most recently filed AIF under the heading "Risk Factors". The AIF is available under the Company’s SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to the Company’s recently filed Form 40-F.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at March 31, 2025, net VAT receivable was $48.7 million (December 31, 2024 - $44.6 million), of which $13.8 million (December 31, 2024 - $14.2 million) relates to La Encantada, $8.0 million relates to Santa Elena (December 31, 2024 - $5.1 million), and $6.1 million (December 31, 2024 - $7.0 million) relates to San Dimas.

First Majestic Silver Corp. 2025 First Quarter Report	Page 29

The Company sells and receives payment upon delivery of its silver doré, concentrate and by-products primarily through six international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Indebtedness

As at March 31, 2025, the Company’s total consolidated indebtedness was $211.7 million, $0.4 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders. For further details regarding this risk, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Financial Risks – Indebtedness”.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso relative to the US dollar is included in the table below:

	March 31, 2025
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Trade and other receivables	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$2,043	$—	$—	$1,041	$2,296	($7,295)	($1,915)	($192)
Mexican Peso	17,783	91,706	48,664	—	—	(69,867)	88,286	8,829
	$19,826	$91,706	$48,664	$1,041	$2,296	($77,162)	$86,371	$8,637

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

A portion of the Company's trade receivable arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for Copper, Zinc, lead and London Bullion Market Association P.M fix for gold and silver.

First Majestic Silver Corp. 2025 First Quarter Report	Page 30

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		March 31, 2025
	Effect of +/- 10% change in metal prices
	Silver	Gold	Zinc	Lead	Copper	Total
Metals in inventory	$2,311	$882	$121	$67	$4	$3,385
Trade receivable from concentrate sales subject to provisional pricing	$4,790	$81	$3,086	$248	$37	$8,242
	$7,101	$963	$3,207	$315	$41	$11,627

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at March 31, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at March 31, 2025, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

Political and Country Risk

First Majestic currently conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies (including the imposition of import and export tariffs or duties), expropriation or nationalization, trade disputes, foreign exchange controls, high rates of inflation, fluctuations in foreign currency exchange rates, import and export regulations, lawlessness, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)), and undue reliance should not be placed on the Company's estimates of Mineral Resources and Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rate assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs. Variations in such factors may have an impact on the amount of the Company’s Mineral Reserves and Mineral Resources, or may affect the Company's ability to extract Mineral Reserves, all of which could have a material adverse effect on the Company's results of operations and financial condition. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be replicated in larger-scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

First Majestic Silver Corp. 2025 First Quarter Report	Page 31

Governmental Regulations, Laws, Licenses and Permits

The Company’s mining, exploration and development projects are subject to extensive laws and regulations which vary based on the jurisdiction in which the projects are located. Such laws and regulations govern various matters which may include exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labour standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities, and there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company’s projects. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to applicable existing laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by shifts in political attitudes by changes in trade policy and the imposition of tariffs or non-tariff trade barriers, and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

Amendments to Mining and Other Related Laws in Mexico

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of “free land and first applicant” scheme; (iv) new social and environmental requirements in order to obtain and keep mining concessions, (v) the authorization by the Mexican Ministry of Economy of any mining concession’s transfer, (vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (vii) the automatic dismissal of any application for new concessions, and (viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed various amparo lawsuits challenging the constitutionality of the Decree. As of the date of this MD&A, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all on-going amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court. As of the date of this MD&A, the Supreme Court has not yet rendered an official ruling on the constitutional action against the Decree that was brought by the opposition parties within the Mexican government.

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In addition, on September 15, 2024, the Mexican Congress and a majority of state legislatures approved amendments to the Mexican Constitution to implement certain structural changes to the Mexican judiciary (the “Judiciary Reform”). The Judiciary Reform introduces significant changes to the Mexican judiciary, including (i) shifting from an appointment-based system, largely dependent on qualifications, to a system where judges are elected; and (ii) replacing the Federal Judicial Council with two new entities: the Judicial Administration Body and the Judicial Discipline Tribunal, which will oversee judicial careers, the Judiciary Branch’s budgeting, and disciplinary actions for public officials. These proposed changes may have impacts on the Mexican court system and litigation in Mexico, the effects of which cannot be predicted at this time. In October 2024, opposition parties (PRI and PAN), along with certain judges and members of the Mexican Congress, filed constitutional actions with the Mexican Supreme Court of Justice against the Judiciary Reform. The Supreme Court of Justice has accepted the constitutional actions for its review.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by changes in the independence and reliability of Mexican courts, by shifts in political attitudes and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, Mexico and Canada, may have an adverse effect on the Company’s business and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, Mexico and Canada, with respect to trade policies, treaties, government regulations and tariffs. Any increased restrictions or disruptions on international trade or significant increases in tariffs on goods could potentially disrupt the Company's existing supply chains and impose additional costs on the Company's business. The United States government has passed executive orders establishing significant tariffs against certain goods from Canada and Mexico and Canada has announced retaliatory tariffs against certain US goods, while Mexico has threatened retaliatory tariffs but has not enacted any as of the date of this MD&A. As of the date of this MD&A, the extent and duration of such tariffs is unclear and the potential impact of these tariffs on the Company’s operations remains uncertain.

Joint Ventures

The Company holds a 70% interest in the Los Gatos Joint Venture, which owns the producing Cerro Los Gatos Silver Mine in Chihuahua, Mexico, and may enter into other joint venture or partnership agreements in the future. Accordingly, the Company’s activities may be subject to the risks associated with the conduct of non-wholly owned projects or joint arrangements. Such risks may include, but are not limited to, inability of joint venture partners to meet their obligations pursuant to the joint venture arrangement, disagreements with joint venture partners on how to develop and operate mines effectively, inconsistent economic or business interests or goals between joint venture partners, disputes between joint venture partners regarding management or other decisions related to the joint venture and inability to have complete control over strategic decisions made in respect of the properties. The potential occurrence of one or more of the foregoing events could have a material impact on the financial position and the results of operations of the Company.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation. The Company's business could be materially adversely affected by the effects of such public health crises.

Any public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

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Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the costs of compliance with such standards are increasing while the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submission of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

On August 26, 2021, the Nevada Division of Environmental Protection (“NDEP”) issued 10 Notices of Alleged Violation (collectively, the “2021 NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The 2021 NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the 2021 NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the 2021 NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations (the "2022 NOAV") to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The 2022 NOAV relate to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged 2022 NOAV and any potential penalties associated with the NOAVs. Jerritt Canyon Gold and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations, however the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Although the Company has repeatedly requested all applicable governmental authorities to take action to secure the area, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities and suspension of authorizations as a result.

While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

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Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection (the “General Law”), the Government of Mexico may, from time to time, establish Natural Protected Areas. There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area. The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico. Although there are currently no Natural Protected Areas in effect in the vicinity of the Company’s mining operations in Mexico, there can be no assurance that any such area will not be established in the future. In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company’s mineral properties in Mexico, the Company’s activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company’s business.

Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as the recent drought conditions at the La Encantada mine, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Title of Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be

First Majestic Silver Corp. 2025 First Quarter Report	Page 35

subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in Mexico, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals (“WPMI”) up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited (“STB”) in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In August 2015, the SAT commenced a legal process seeking to retroactively nullify the APA; however, the SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it received the PEM Realized Price.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $312.4 million (6,348 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $165.2 million (3,357 million MXN) inclusive of accrued interest, inflation and penalties, and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $421.1 million (8,556 MXN) inclusive of interest, inflation, and penalties (collectively, the “Reassessments”). For the 2017 and 2018 tax years, the SAT has initiated audits that have not yet been concluded, and therefore, tax assessments for these years have yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, the Company has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

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Domestic Remedies in Mexico

In September 2020, the Company was served with a decision of the Mexican Federal Tax Court on Administrative Matters (the "Federal Tax Court") seeking to nullify the APA granted to PEM. The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. On December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024. In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to PEM’s constitutional arguments that were not accepted in the Mexican Circuit Court's decision, and following the admission of the appeal, the Second Chamber of the Supreme Court of Justice assumed jurisdiction over the appeal on June 20, 2024. On September 18, 2024, the Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Supreme Court dismissed the Company’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Supreme Court which the Company believes are favourable to PEM and that were not considered by the Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which ignored the Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Federal Tax Court and such lawsuit was admitted by the Second Collegiate Court on February 18, 2025. The Company expects that a decision on this new lawsuit will be issued by the Second Collegiate Court in the second half of 2025.

International Remedies

i. NAFTA APA Claim

In respect of the APA, the Company submitted an Arbitration Request dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal partially granted certain provisional measures requested by the Company, issuing an order for Mexico to permit the withdrawal of the Company’s VAT refunds for the period as of January 4, 2023 that had been deposited by the SAT into a frozen bank account, and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in furtherance of its obligations under the PM Decision.

In addition, in response to the Company’s counter-arguments to a jurisdictional objection filed by Mexico in late July 2023, the Tribunal dismissed Mexico’s objection, agreeing with the Company that the recovery of VAT refunds under the NAFTA VAT Claim (as defined in the section below) does not breach the waiver under NAFTA (i.e. the NAFTA APA Claim and the NAFTA VAT Claim are not in respect of the same measures). On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024.

In order to expedite the arbitration proceedings, the Company has advised the Consolidation Tribunal and Mexico that it is proposing to add claims covered by the NAFTA VAT Claim to the NAFTA APA Claim as ancillary claims. The Tribunal with jurisdiction over the NAFTA APA Claim has, as of July 15, 2024, granted the Company the right to introduce the ancillary claims to the NAFTA APA Claim, which will make it unnecessary for the NAFTA VAT Claim to proceed separately from the NAFTA APA Claim. On October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue. In addition, Mexico filed its Memorial in support of the Consolidation Request on October 7, 2024, and the Company filed its Counter-

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Memorial on December 6, 2024. On January 8, 2025, a pre-hearing conference call took place among the Company, Mexico and the Consolidation Tribunal, and an in-person hearing was held in Washington, D.C. from January 27 to 28, 2025, at which the Consolidation Tribunal heard the Company’s arguments against the Consolidation Request, and Mexico’s arguments in support of the Consolidation Request. Following the hearing, both Mexico and the Company submitted post-hearing briefs to the Consolidation Tribunal on February 19, 2025.

The Company expects that the Consolidation Tribunal will make its decision in respect of the Consolidation Request in Q2 2025. Until such a decision has been made, proceedings in both the NAFTA APA Claim and the NAFTA VAT Claim have been suspended. However, any decisions rendered to date by the Tribunal in the NAFTA APA Claim, including but not limited to the PM Decision, remain in force during such suspension.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $274.5 million (5,579 million MXN), before taking into consideration interest or penalties.
Based on the Company’s consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement (“CUSMA”) and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023. As a result of the Consolidation Request (described above), the NAFTA VAT Claim has been suspended. As noted above, on October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue (however, such proceedings are currently suspended pending the outcome of the proceedings related to the Consolidation Request).

While the Company remains confident in its position with regards to its two NAFTA claims, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada, S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $36.1 million (734 million MXN) and $26.3 million (534 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $16.5 million (336 million MXN) and $207.8 million (4,221 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $2.9 million (59 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $6.3 million (128 million MXN). The majority of these tax assessments relate to a prior forward silver purchase agreement to which MLE was a party, and to the denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

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San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon, S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $24.7 million (502 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.2 million (65 million MXN) including interest, inflation, and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which MEP was a party, and to the denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata, S.A. de C.V. (“FMP”), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $26.1 million (530 million MXN) including interest, inflation and penalties. In 2025, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the total amount of $2.3 million (47 million MXN) including interest, inflation and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which FMP was a party, and to the denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro, S.A. de C.V. (“FMDT”), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $24.7 million (501 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $71.3 million (1,449 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic Silver Corp. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican

First Majestic Silver Corp. 2025 First Quarter Report	Page 39

Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant’s assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court’s judgment in respect of the Defendant’s assets. Therefore, as at September 30, 2024, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at March 31, 2025, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Share Repurchase Program

On September 12, 2024, the Company established a share repurchase program (the “Share Repurchase Program”) which permits it to repurchase up to 10,000,000 common shares (3.32% of the Company’s issued and outstanding common shares as at September 4, 2024) up to September 12, 2025. The Share Repurchase Program is a “normal course issuer bid” and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company’s business and its future business prospects. The Company believes that at such times, the purchase of common shares under the Share Repurchase Program would be in the best interest of the Company. During the three months ended March 31, 2025, the Company repurchased an aggregate of 262,500 common shares at an average price of CAD$8.20 per share as part of the Share Repurchase Program (2024 - $nil) for total payments of $1.4 million, net of transaction costs.

Related Party Disclosures

In July 2020, the Company entered into a streaming agreement with First Mining to purchase 50% of the payable silver produced over the life of the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments. Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

With the exception of the agreement with First Mining, there were no significant transactions with related parties during the three months ended March 31, 2025.

Outstanding Share Data

As at May 7, 2025, the Company has 484,590,472 common shares issued and outstanding. In addition, the following awards that were granted under the Company’s long-term incentive plan were outstanding as at May 7, 2025:

Stock options	13,522,101
Restricted share units (share-settled)	1,818,086
Deferred share units (share-settled)	30,161
Performance share units (share-settled)	1,209,781
Total	16,580,129

On December 2, 2021, the Company issued an aggregate of $230 million principal amount of 0.375% unsecured convertible senior notes due January 15, 2027 (the “Notes”). The Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the Notes is 60.3865 common shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $16.56 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company).

First Majestic Silver Corp. 2025 First Quarter Report	Page 40

SUBSEQUENT EVENTS

The following significant events have occurred subsequent to March 31, 2025:

Declaration of Quarterly Dividend
On May 7, 2025, the Company’s Board of Directors approved the declaration of its quarterly common share dividend of $0.0045 per share, payable on or after May 30, 2025, to common shareholders of record as at the close of business May 16, 2025. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended March 31, 2025.

Share Repurchase Program
On April 8, 2025 and April 9, 2025, the Company repurchased an aggregate of 331,000 common shares at an average price of CAD$8.00 per share as part of the Share Repurchase Program for total payments of $1.9 million, net of transaction costs.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) that were effective for annual periods that begin on or after January 1, 2025. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments were applied effective January 1, 2025 and did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2025:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7

First Majestic Silver Corp. 2025 First Quarter Report	Page 41

Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;
• Assets with non-recourse features;
• Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features.

These amendments are effective for annual reporting periods beginning on or after January 1, 2026, although earlier application is permitted. The Company is currently evaluating the impact of these amendments.

Critical Judgments and Estimates
Fair Value Estimates in the Acquisition of Gatos Silver Inc.
In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i) The identifiable assets acquired and liabilities assumed;
(ii) The consideration transferred in exchange for an interest in the acquiree;
(iii) Exploration potential and any resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its interim consolidated financial statements provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed requires that management make judgments and estimates taking into account information available at the time of the acquisition about future events including, but not restricted to, estimates of mineral reserves and resources, exploration potential, future metal prices, future operating costs and capital expenditures and discount rates.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any

First Majestic Silver Corp. 2025 First Quarter Report	Page 42

adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price may result in different adjustments than those shown in the unaudited interim consolidated financial statements.

Consideration for the acquisition of Gatos Silver Inc.

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Management made judgments and estimates in calculating the value of the shares and options transferred, including but not limited to share price, volatility, rate of quarterly dividends and the discount rate.

Determination of Control or Significant Influence in Los Gatos Joint Venture (the “LGJV”)

As a result of the Gatos Silver Inc. acquisition, the Company now holds a 70% interest in the LGJV. Judgment is required to determine whether the Company controls or has significant influence over the LGJV, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the LGJV and the substantive rights of the shareholders to approve, among other things, operating policies, budgets, and financing plans. The Company determined that, based on its ability to direct the activities that most significantly affect the returns of the LGJV, it had obtained control over LGJV as of January 16, 2025.

Revenue Recognition
Revenue from concentrate sales to independent smelters is recognized when control of the asset is transferred to the customer. Contracts typically provide for provisional payments based on assays and quoted metal prices, with final settlement based on commodity prices during specified quotational periods, ranging from one month prior to shipment to three months after arrival at the smelter. Sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal and adjusted subsequently. Revenue on provisionally priced sales is recognized based on significant fair value estimates using forward market prices and quantities. At each reporting date, mark-to-market adjustments are made to provisionally priced metal based on the contract's quotational period. In periods of high price volatility, mark-to-market adjustments for unsettled metal quantities can be significant. Provisional sales quantities are adjusted upon receipt of new information.

New Accounting Policies

Non-Controlling Interest

Non-controlling interest represents equity interests in subsidiaries owned by external parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity, even if the results of the non-controlling interest show a deficit balance.

The Company treats transactions with non-controlling interests as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis. The Company elected to measure the non-controlling interest of the LGJV at the date the Company acquired control, based on the proportionate share of the entity's recognized net assets.

Revenue Recognition
The Company's primary product is silver and gold. Other metals, such as zinc, lead, and copper produced as part of the extraction process are considered to be by-products arising from the production of silver and gold. Smelting and refining charges are net against revenue from the sale of metals.
Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

First Majestic Silver Corp. 2025 First Quarter Report	Page 43

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset

Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable, which is determined using forward market prices and estimated quantities. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, “All-in sustaining cost (“AISC”) per silver equivalent ounce”, “AISC per gold ounce”, “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, “Average realized gold price”, “Adjusted net earnings”, “Adjusted earnings per share”, “Earnings before interest, tax, depreciation and amortization” (“EBITDA”), “Adjusted EBITDA”, “Free cash flow” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS Accounting Standards. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS Accounting Standards, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS Accounting Standards and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

First Majestic Silver Corp. 2025 First Quarter Report	Page 44

Cash Cost per AgEq Ounce, AISC per AgEq Ounce, AISC per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS Accounting Standards measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated by the Company based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditures are defined by the Company as "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

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The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended March 31, 2025
	Cerro Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$9,098	$10,535	$16,025	$5,018	$—	$40,676
Milling cost	4,455	9,835	8,285	5,908	—	28,483
Indirect cost	2,825	5,104	11,779	3,417	—	23,124
Total production cost (A)	$16,377	$25,474	$36,089	$14,343	$—	$92,283
Add: transportation and other selling cost	2,747	274	286	47	35	3,424
Add: smelting and refining cost	1,060	105	297	123	10	1,595
Add: environmental duty and royalties cost	670	3,563	652	232	7	5,124
Add: change in inventory	286	(259)	(988)	(149)	—	(1,110)
Total cash cost (B)	$21,141	$29,157	$36,336	$14,596	$52	$101,316
Workers’ participation	389	700	5,050	298	—	6,436
General and administrative expenses	—	—	—	—	—	12,364
Share-based payments	—	—	—	—	—	5,502
Accretion of decommissioning liabilities	141	323	350	302	—	1,116
Sustaining capital expenditures	3,868	2,955	3,645	1,477	—	11,990
Operating lease payments	—	1,749	808	1,088	—	3,965
All-In Sustaining Costs (C)	$25,539	$34,884	$46,189	$17,761	$52	$142,690
Payable silver equivalent ounces produced (D)	1,957,523	2,256,383	2,630,097	560,676	—	7,404,679
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	193,825	270,203	231,190	249,155	—	944,373

Cash cost per AgEq ounce (B/D)	$10.82	$12.92	$13.82	$26.03	$—	$13.68
AISC per AgEq ounce (C/D)	$13.07	$15.46	$17.56	$31.68	$—	$19.24
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	N/A	$—	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	N/A	$—	N/A
Production cost per tonne (A/F)	$84.46	$94.28	$156.10	$57.56	N/A	$97.71
(1)All production and costs shown in the table above are reported on an attributable basis to account for the 70% ownership of the Cerro Los Gatos mine.

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(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended March 31, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$12,181	$14,442	$4,095	$—	$30,718
Milling cost	9,434	8,313	4,850	21	22,617
Indirect cost	5,361	13,165	3,618	—	22,144
Total production cost (A)	$26,977	$35,919	$12,562	$21	$75,480
Add: transportation and other selling cost	198	264	21	—	557
Add: smelting and refining cost	106	343	92	4	545
Add: environmental duty and royalties cost	2,367	264	217	12	2,860
Add: Change in Inventory	(2,027)	493	(1,361)	778	(2,117)
Total cash cost (B)	$27,621	$37,283	$11,531	$815	$77,325
Workers’ participation	365	3,598	375	—	4,337
General and administrative expenses	—	—	—	—	8,872
Share-based payments	—	—	—	—	4,542
Accretion of decommissioning liabilities	307	343	284	—	934
Sustaining capital expenditures	3,469	6,769	1,276	—	11,529
Operating lease payments	1,726	338	997	—	3,435
All-In Sustaining Costs (C)	$33,488	$48,331	$14,463	$815	$110,974
Payable silver equivalent ounces produced (D)	2,277,318	2,358,963	457,198	57,502	5,150,981
Payable gold ounces produced (E)	N/A	N/A	N/A	646	N/A
Tonnes milled (F)	224,394	178,957	185,298	—	588,651

Cash cost per AgEq ounce (B/D)	$12.13	$15.81	$25.22	$14.16	$15.00
AISC per AgEq ounce (C/D)	$14.70	$20.49	$31.63	$14.16	$21.55
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	1,260	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	1,260	N/A
Production cost per tonne (A/F)	$120.22	$200.72	$67.80	N/A	$128.24

First Majestic Silver Corp. 2025 First Quarter Report	Page 47

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended March 31,
	2025	2024
Revenues as reported	$243,942	$106,014
Add back: smelting and refining charges	2,050	545
Gross revenues	245,992	106,559
Less: Wheaton gold revenues	(5,708)	(5,002)
Gross revenues, excluding Sandstorm, Wheaton (A)	$240,284	$101,557

Payable silver equivalent ounces sold	8,194,732	4,988,921
Less: Payable silver equivalent ounces sold to Wheaton	(800,382)	(708,045)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	7,394,350	4,280,876

Average realized silver price per silver equivalent ounce (A/B)	$32.50	$23.72
Average market price per ounce of silver per COMEX	$31.90	$23.35

First Majestic Silver Corp. 2025 First Quarter Report	Page 48

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended March 31,
	2025	2024
Gross revenue, excluding Sandstorm, Wheaton	$240,284	$101,557
Less: Silver revenues	(139,227)	(45,627)
Less: Lead Revenue	(8,940)	—
Less: Zinc Revenue	(15,706)	—
Less: Copper Revenue	(530)	—
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$75,881	$55,930

Gold ounces sold	36,278	34,786
Less: Gold ounces sold to Wheaton	(8,962)	(7,933)
Gold ounces sold, excluding Sandstorm and Wheaton (B)	27,316	26,853

Average realized gold price per ounce (A/B)	$2,778	$2,083
Average market price per ounce of gold	$2,862	$2,072

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company’s ability to generate liquidity from operating activities.

	Three Months Ended March 31,
	2025	2024
Operating cash flows	$55,492	$12,434
Less: Sustaining capital expenditures	11,990	11,529
Free cash flow	$43,502	$905

First Majestic Silver Corp. 2025 First Quarter Report	Page 49

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended March 31,
	2025	2024
Net earnings (loss) attributable to owners of the company as reported	$2,263	($13,563)
Adjustments for non-cash or unusual items:
Deferred income tax expense (recovery)	7,723	(10,776)
(Gain) loss from investment in marketable securities	(159)	143
Share-based payments	5,502	4,542
Acquisition costs	5,584	—
Write-down of mineral inventory	—	1,216
Adjusted net earnings (loss)	$20,913	($18,438)
Weighted average number of shares on issue - basic	453,063,479	287,210,710
Adjusted EPS	$0.05	($0.06)

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA

The Company uses the financial measures “EBITDA” and “Adjusted EBITDA” which are both non-GAAP measures, to supplement net earnings (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses EBITDA and Adjusted EBITDA as a critical measure of operating performance in conjunction with the related GAAP amounts. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization. The only items considered in the Adjusted EBITDA calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

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EBITDA and Adjusted EBITDA is used for forecasting, operational and strategic decision making and evaluating current Company and management performance. Management believes that excluding certain non-cash and non-recurring items from the EBITDA calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of EBITDA and Adjusted EBITDA is not meant to be a substitute for net earnings presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate EBITDA, management adjusts from net earnings (GAAP) by adding back finances costs, depletion, depreciation and amortization, and income taxes. To calculate Adjusted EBITDA, management adjusts from EBITDA, net of the tax effects of adjustments, the following:
•share-based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three Months Ended March 31,
	2025	2024
Net earnings (loss) as reported	$6,240	($13,563)
Add back:
Finance costs	6,963	7,084
Depletion, depreciation and amortization	62,774	26,214
Income taxes	22,810	(13,122)
EBITDA	98,787	6,613
Adjustments for non-cash or unusual items:
Gain from investment in marketable securities	(159)	(358)
Share-based payments	5,502	4,542
Write-down of mineral inventory	—	1,216
Acquisition costs	5,584	—
Adjusted EBITDA	$109,714	$12,013

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	March 31, 2025	December 31, 2024
Current Assets	$589,487	$368,821
Less: Current Liabilities	(184,649)	(144,307)
Working Capital	$404,838	$224,514
Available Undrawn Revolving Credit Facility	139,640	139,640
Available Liquidity	$544,478	$364,154

First Majestic Silver Corp. 2025 First Quarter Report	Page 51

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President & Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2025, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of March 31, 2025. There have been no significant changes in our internal controls during the quarter ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to the "Report of Independent Registered Public Accounting Firm" section of the financial statements for the independent registered public accounting firm's attestation regarding the Company's internal control over financial reporting.

Management excluded from its assessment the internal controls, policies and procedures of Gatos, which the Company acquired control on January 16, 2025. Gatos’ total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 51%, 52%, 37% and 196%, respectively, of the condensed interim consolidated financial statement amounts as of March 31, 2025. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates. With the exception of the internal controls of Gatos, there have been no significant changes in our internal controls during the quarter ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and costs and mine plans and mine life; the results of the exploration efforts on the Navidad (as defined herein) system at the Santa Elena property; the expected reduction of carbon emissions at San Dimas following the conversion to LNG generators; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; construction and operations of the replacement well at La Encantada; statements with respect to water source development and water inventory levels at La Encantada; the timing of completion of exploration programs and drilling programs; the restarting of operations or potential plans at the Company's temporarily suspended and/or non-operating mines; the temporary suspension of processing activities at Jerritt Canyon; future exploration activities at the Jerritt Canyon Gold Mine and the costs thereof; any potential adjustments to the allocation of the purchase price consideration following the acquisition of Cerro Los Gatos; conversion of mineral resources to proven and probable mineral reserves; analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the implementation and effect of cost reduction initiatives; the integration of the Cerro Los Gatos mine with the business through identifying and realizing synergies; the preparation of technical reports and completion of preliminary economic assessments; viability of the Company’s projects; potential metal recovery rates; sales of bullion direct to customers; payment of dividends; the operations of mines that are not wholly-owned or that are owned through joint arrangements; the potential impact of tariffs imposed by governments; the impact of amendments to accounting policies; effectiveness of internal controls and procedures; the validity of the APA; statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; the continued development and future operations of the Company’s minting facility; the Share Repurchase Program (as defined herein); future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company; the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments; the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters; expectations regarding the effects of public health crises on the Company's operations, the global economy and the market for the Company's products; and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”,

First Majestic Silver Corp. 2025 First Quarter Report	Page 53

“targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: global economic conditions including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating commodity prices, fluctuating currency exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, defects in title, availability and costs of materials and equipment, climate change events including, but not limited to, drought conditions, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada and elsewhere, the recognition of Canadian judgments under Mexican law, the possibility of settlement discussions, the risk of appeal of judgment, and the insufficiency of the defendant's assets to satisfy the judgment amount and other factors described in the Company’s most recently filed AIF under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Gonzalo Mercado, P. Geo., the Company’s Vice President of Exploration & Technical Services and a “Qualified Person” as defined under NI 43-101. For more detailed information regarding the Company’s material mineral properties, please refer to the Company’s most recently filed AIF which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to our most recently filed Form 40-F.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s most recently filed AIF and the Company’s audited consolidated financial statements for the year ended December 31, 2024, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2025 First Quarter Report	Page 54